SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom
2004 First Quarter Results

Lisbon, Portugal, 29 April 2004 – Portugal Telecom (“PT”) (Euronext: PTCO.IN; NYSE: PT) announced today its unaudited results for the first quarter ending 31 March 2004.

Consolidated operating revenues amounted to Euro 1,427 million in the first quarter of 2004. EBITDA reached Euro 583 million, equivalent to a margin of 40.8%. EBITDA minus Capex reached Euro 493 million. Net income for the period amounted to Euro 162 million. Net debt, including the investment of Euro 131 million in the acquisition of treasury stock, was reduced by Euro 58 million from the end of 2003, reaching Euro 3,158 million at the end of the first quarter of 2004.

PT’s financial results have been prepared in accordance with Portuguese GAAP and include certain reclassifications in order to conform more closely to an international presentation format. The results by business segment for the first quarter of 2004 and corresponding prior periods reflect certain changes in the reportable segments made during 2003, as further described in Section 13 below.

Table 1 – Consolidated Financial Highlights

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q

Operating Revenues	1,426.5	1,312.5	8.7%	1,545.2	(7.7%)
Operating Costs excluding D&A	844.0	792.7	6.5%	971.8	(13.1%)
EBITDA (1)	582.5	519.8	12.1%	573.4	1.6%
Operating Income	351.0	291.5	20.4%	333.3	5.3%
Net Income	161.5	84.8	90.4%	(39.0)	n.m.
Net Income excluding Curtailment (2)	163.2	147.2	10.9%	(21.7)	n.m.
Capex	89.1	121.9	(26.9%)	317.7	(72.0%)
Capex as % of Revenues (%)	6.2	9.3	(3.1 p.p.)	20.6	(14.4 p.p.)
EBITDA minus Capex	493.4	397.9	24.0%	255.8	92.9%
Acquisition of Treasury Stock	130.6	0	n.m.	156.4	(16.5%)
Net Debt	3,158.0	3,834.1	(17.6%)	3,215.6	(1.8%)

EBITDA Margin (3) (%)	40.8	39.6	1.2 p.p.	37.1	3.7 p.p.
Net Debt / EBITDA (x)	1.4	1.8	(0.4x)	1.4	0.0x
EBITDA / Net Interest (x)	12.4	15.8	(3.4x)	7.3	5.1x

(1)	EBITDA = Operating Income + Depreciation and Amortisation.
(2)	Excluding workforce reduction programme costs, net of the related tax effect.
(3)	EBITDA Margin = EBITDA / Operating Revenues.

1. FINANCIAL HIGHLIGHTS

  Operating revenues increased by 8.7% y.o.y in the first quarter of 2004 to Euro 1,427 million, on the back of the growth in the mobile and multimedia businesses.

  The contribution to operating revenues from the mobile businesses reached 47.8% in the first quarter of 2004, whilst wireline and multimedia accounted for 36.6% and 7.7% respectively. Vivo accounted for 24.6% of consolidated operating revenues in the quarter.

  Domestic retail revenues (wireline, Pay-TV and broadband) increased by 1.8% y.o.y to Euro 452 million in the first quarter of 2004, as a result of strong growth in Pay-TV and broadband revenues (both ADSL and cable modems), which offset a decrease in wireline traffic revenues.

  EBITDA increased by 12.1% y.o.y in the first quarter of 2004 to Euro 583 million, equivalent to a margin of 40.8%, a 1.2 p.p. improvement over the first quarter of 2003. The mobile businesses accounted for 54.1% of consolidated EBITDA in the first quarter of 2004, with Vivo accounting for 24.3%.

  Revenue and EBITDA of the domestic businesses grew by 1.7% and 6.4% y.o.y respectively, underpinned by a strong performance and margin improvement in the mobile and Pay-TV businesses.

  Operating income rose by 20.4% y.o.y in the first quarter of 2004 to 351 million, equivalent to an operating margin of 24.6%, a 2.4 p.p. improvement over the first quarter of 2003.

  Net income totalled Euro 162 million in the first quarter of 2004, an increase of 90.4% y.o.y, compared to Euro 85 million in the first quarter of 2003.

  Capex fell by 26.9% y.o.y in the first quarter of 2004 to Euro 89 million, equivalent to 6.2% of revenues, a 3.1 p.p. decrease over the first quarter of 2003.

  EBITDA minus Capex increased by 24.0% y.o.y to Euro 493 million, equivalent to 34.6% of operating revenues. Approximately 78% of PT’s EBITDA minus Capex is generated in Euros by business segments in Portugal.

  At the end of the first quarter of 2004, PT’s net debt amounted to Euro 3,158 million, a reduction of Euro 58 million since the end of 2003. This reported net debt figure includes the impact of the investment of Euro 327 million in the acquisition of treasury stock (Euro 131 million in the first quarter of 2004), in line with the announced 10% share buyback programme. At the end of the first quarter of 2004, PT’s net debt excluding Brazil was Euro 2,698 million.

  PT’s net exposure (assets minus liabilities) to Brazil amounted to R$ 7,227 million, or Euro 2,037 million at the Real/Euro exchange rate prevailing as at 31 March 2004. The assets denominated in Reais in PT’s balance sheet as at 31 March 2004, represented 29.8% of total assets.

  Further to the announced share buyback programme, as at 31 March 2004, PT had acquired a total of 43,020,108 treasury shares, or 3.43% of PT’s share capital. On 1 April 2004, PT sold to ABN all of the treasury stock it had acquired and contracted an equity swap over these shares. Following this transaction, as at 16 April 2004, PT had acquired a total of 4,585,000 treasury shares, or 0.37% of PT’s share capital. In addition to the above mentioned equity swap, PT has other equity swap contracts equivalent to 2.13% of its share capital.

2. OPERATING HIGHLIGHTS

Table 2 – Key Performance Indicators

	1Q04	1Q03	y.o.y	4Q03	q.o.q

Customer Base ('000)
Total Customers	34,866	28,641	21.7%	33,520	4.0%
Wireline	6,281	5,354	17.3%	5,902	6.4%
Mobile	26,856	21,757	23.4%	25,931	3.6%
Pay-TV	1,466	1,346	8.9%	1,442	1.7%
Broadband (Retail ADSL + Cable)	454	225	101.9%	391	16.2%

Wireline
Main Lines ('000)	4,235	4,177	1.4%	4,225	0.2%
PSTN/ISDN	3,999	4,099	(2.4%)	4,037	(0.9%)
Wholesale ADSL	236	78	203.0%	188	25.5%
Retail ADSL	204	63	225.5%	161	27.1%
Net Additions (1) ('000)	10	(19)	n.m.	31	(68.2%)
Total Voice Traffic (mn min.)	3,189	3,155	1.1%	3,245	(1.7%)
F2F Domestic Traffic (mn min.)	1,372	1,528	(10.2%)	1,447	(5.2%)
ARPU (Euro)	34.0	34.1	(0.3%)	33.7	1.0%
Employees (no.)	9,065	10,717	(15.4%)	9,075	(0.1%)

Domestic Mobile (TMN)
Active Customers ('000)	4,923	4,474	10.1%	4,887	0.8%
Net Additions ('000)	37	47	(22.4%)	195	(81.2%)
Total Churn (%)	22.7	24.7	(1.9p.p.)	23.5	(0.7p.p.)
MOU (min.)	116.4	118.4	(1.7%)	124.5	(6.5%)
ARPU (Euro)	23.1	24.1	(4.2%)	24.6	(6.3%)
Data as % of Service Revenues (%)	9.5	8.5	1.0 p.p.	9.2	0.3 p.p.
CCPU (2) (Euro)	10.7	12.1	(11.7%)	11.4	(6.0%)
ARPU minus CCPU (Euro)	12.4	12.0	3.4%	13.2	(6.5%)

Brazilian Mobile (Vivo)
Customers ('000)	21,875	16,949	29.1%	20,656	5.9%
Market Share in Areas of Operation (%)	55.7	59.7	(4.0p.p.)	56.2	(0.5p.p.)
Net Additions ('000)	1,219	140	769.9%	2,186	(44.2%)
MOU (min.)	92.6	99.8	(7.2%)	102.9	(10.0%)
ARPU (Real)	34.6	37.8	(8.5%)	38.6	(10.4%)
CCPU (Real)	17.4	19.6	(11.6%)	21.3	(18.5%)
ARPU minus CCPU (Real)	17.3	18.2	(5.2%)	17.3	(0.5%)

Multimedia (PT Multimedia)
Homes Passed ('000)	2,495	2,405	3.8%	2,472	0.9%
Bi-directional (Broadband Enabled) ('000)	2,247	2,084	7.8%	2,221	1.2%
Pay-TV Customers (3) ('000)	1,466	1,346	8.9%	1,442	1.7%
Pay-TV Net Additions ('000)	24	39	(37.9%)	40	(39.2%)
Pay to Basic ratio (%)	74.9	71.9	3.0 p.p.	76.2	(1.3p.p.)
Churn (%)	14.6	13.5	1.1 p.p.	15.3	(0.7p.p.)
Cable Broadband Accesses ('000)	250	162	54.0%	230	8.5%
Pay-TV Blended ARPU (Euro)	24.7	23.4	5.8%	24.6	0.3%
Pay-TV EBITDA Margin (%)	34.5	23.6	10.9p.p.	33.9	0.6 p.p.

(1)	Including Wholesale ADSL.
(2)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation and sales of equipment per user.
(3)	Regarding Pay-TV customers see Table 25 - Multimedia Operating Data.

Total Customers

  PT’s total number of customers in the first quarter of 2004 increased by 1,346 thousand, which compares with net additions of 282 thousand in the first quarter of 2003. As a result, PT’s customer base grew by 21.7% y.o.y to 34.9 million at the end of March 2004.

  In Portugal, PT had 454 thousand broadband customers at the end of March 2004, equivalent to a penetration of 8.9% of access lines (PSTN/ISDN and cable). PT registered 63 thousand broadband net additions (retail ADSL and cable) in the first quarter of 2004.

Wireline

  Total accesses increased by 1.4% y.o.y in the first quarter of 2004 to 4,235 thousand, including 236 thousand ADSL customers. Wholesale ADSL net additions in the first quarter were 48 thousand.

  At the end of March 2004, the number of pricing packages stood at 388 thousand, which represented 9.7% of total PSTN/ISDN lines.

  Total voice traffic in minutes increased by 1.1% y.o.y, while retail traffic decreased by 9.3% y.o.y and domestic fixed-to-fixed traffic decreased by 10.2% y.o.y in the first quarter of 2004.

  Total ARPU remained broadly flat in the first quarter of 2004 at Euro 34.0, underpinned by a higher percentage of retail revenues being fixed charges, including subscription fees and pricing packages, and a higher contribution from data, namely ADSL.

Domestic Mobile (TMN)

  Net additions totalled 37 thousand in the first quarter of 2004. At the end of March 2004, TMN had 4,923 thousand active customers, an increase of 10.1% over the same period of last year.

  MOU in the first quarter fell by 1.7% y.o.y to 116 minutes, primarily as a result of the seasonal adjustment on the back of customer growth in the fourth quarter and the dilutive impact of the rising number of double SIM cards and machine-to-machine.

  ARPU in the first quarter of 2004 decreased by 4.2% y.o.y to Euro 23.1, mainly as a result of the reduction in interconnection fees (F2M and M2M) and lower MOU.

Brazilian Mobile (Vivo)

  Net additions reached 1,219 thousand in the first quarter of 2004, notwithstanding rising competition from new entrants. Vivo had 21,875 thousand active customers at the end of March 2004, corresponding to an estimated average market share of around 56% in its areas of operation (based on data provided by Anatel).

  In the first quarter of 2004, MOU was 93 minutes, down 7.2% y.o.y, as a result of strong subscriber growth, mainly composed of prepaid customers.

  ARPU was R$ 34.6 in the first quarter of 2004, a 8.5% y.o.y decrease resulting mainly from the higher percentage of prepaid customers in Vivo’s customer base and the impact of the changes in mobile-to-mobile interconnection rules in the second half of 2003.

Multimedia (PT Multimedia)

  Pay-TV net additions totalled 24 thousand in the first quarter of 2004. Total Pay-TV customers rose by 8.9% y.o.y to 1,466 thousand at the end of March 2004.

  Network rollout is almost complete with 2,495 thousand homes passed, of which 90% are bi-directional and therefore enabled for broadband.

  Pay-TV’s blended ARPU in the first quarter of 2004 increased by 5.8% y.o.y to Euro 24.7, as a result of a higher penetration of premium services, including broadband Internet.

  Broadband cable modem customers reached 250 thousand at the end of March 2004, an increase of 54.0% over the same period of last year. Net additions in the first quarter of 2004 reached 20 thousand.

3. CONSOLIDATED RESULTS

Table 3 – Consolidated Income Statement

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q

Operating Revenues	1,426.5	1,312.5	8.7%	1,545.2	(7.7%)
Wireline	522.5	541.3	(3.5%)	524.0	(0.3%)
Domestic Mobile (TMN)	329.9	307.4	7.3%	356.5	(7.5%)
Brazilian Mobile (Vivo)	351.6	242.8	44.8%	398.0	(11.7%)
Multimedia (PT Multimedia)	176.1	163.4	7.7%	194.3	(9.4%)
Other	46.4	57.5	(19.3%)	72.4	(35.9%)

Operating Costs excluding D&A	844.0	792.7	6.5%	971.8	(13.1%)
Wages and Salaries	175.8	166.5	5.6%	188.1	(6.5%)
Post Retirement Benefits	49.7	54.5	(8.7%)	55.0	(9.5%)
Costs of Telecommunications	135.1	147.7	(8.5%)	138.4	(2.4%)
Subsidies	(3.7)	(5.1)	(27.3%)	(5.1)	(28.5%)
Maintenance and Repairs	29.6	32.0	(7.4%)	31.9	(7.0%)
Own Work Capitalised	(18.2)	(11.9)	53.2%	(28.2)	(35.6%)
Raw Materials and Consumables	16.4	13.9	18.1%	23.2	(29.4%)
Costs of Products Sold	119.5	92.1	29.7%	206.8	(42.2%)
Telephone Directories	21.9	22.8	(4.2%)	22.2	(1.6%)
Marketing and Publicity	37.2	27.3	36.6%	42.0	(11.3%)
General and Administrative Expenses	247.7	223.3	10.9%	271.3	(8.7%)
Provision for Doubtful Receivables	28.7	24.5	17.3%	40.2	(28.6%)
Other Net Operating Income	(23.2)	(8.3)	180.5%	(45.4)	(49.0%)
Taxes Other than Income Taxes	27.4	13.4	103.8%	31.5	(13.3%)

EBITDA	582.5	519.8	12.1%	573.4	1.6%
Depreciation and Amortisation	231.6	228.3	1.4%	240.1	(3.6%)
Operating Income	351.0	291.5	20.4%	333.3	5.3%

Other Expenses (Income)	66.0	113.3	(41.8%)	162.8	(59.5%)
Net Interest Expenses	47.0	32.9	42.8%	78.6	(40.3%)
Net Foreign Currency Losses (Gains)	(6.8)	(6.7)	1.5%	31.7	n.m.
Net Other Financial Expenses (Income)	(2.5)	(42.2)	(94.2%)	5.2	n.m.
Goodwill Amortisation	23.0	24.0	(4.2%)	30.2	(23.6%)
Losses (Gains) on Disp. of Fixed Assets	1.1	0.8	38.3%	6.2	(82.3%)
Equity in Losses (Earnings) of Affiliates	(5.3)	9.5	(156.1%)	7.9	n.m.
Work Force Reduction Programme Costs	2.3	93.1	(97.6%)	25.8	(91.2%)
Other Non-Oper. Expenses/(Income)	8.1	1.8	358.4%	(23.3)	n.m.
Extraordinary Items (Losses / (Gains))	(0.9)	0.0	n.m.	0.4	n.m.

Income before Income Taxes	285.0	178.2	59.9%	170.5	67.2%
Provision for Income Taxes	(98.5)	(78.8)	25.1%	(186.1)	(47.1%)
Loss (Income) Applic. to Min. Interests	(24.9)	(14.6)	70.7%	(23.4)	6.4%

Consolidated Net Income	161.5	84.8	90.4%	(39.0)	n.m.

Consolidated Operating Revenues

Table 4 – Consolidated Operating Revenues - Contribution by Segment

Euro million	1Q04	1Q03	y.o.y	1Q04 Weight	4Q03	q.o.q

Wireline	522.5	541.3	(3.5%)	36.6	524.0	(0.3%)
Domestic Mobile (TMN)	329.9	307.4	7.3%	23.1	356.5	(7.5%)
Brazilian Mobile (Vivo) (1)	351.6	242.8	44.8%	24.6	398.0	(11.7%)
Multimedia (PT Multimedia)	176.1	163.4	7.7%	12.3	194.3	(9.4%)
Pay-TV and Cable Internet	117.0	102.3	14.4%	8.2	116.9	0.0%
Other	46.4	57.5	(19.3%)	3.3	72.4	(35.9%)

Total Operating Revenues	1,426.5	1,312.5	8.7%	100.0	1,545.2	(7.7%)

Total Retail Revenues	452.0	444.0	1.8%	-	449.3	0.6%
Wireline	342.8	349.1	(1.8%)	-	342.8	0.0%
Pay-TV and Cable Internet	109.2	94.9	15.0%	-	106.5	2.6%

Avg. Revenue per Household (ARPH)	41.3	40.6	1.8%	-	41.0	0.6%

(1)	Considering a Euro/Real average exchange rate of 3.6241 in 1Q04 and 3.7438 in1Q03.

Consolidated operating revenues increased by 8.7% y.o.y in the first quarter of 2004 to Euro 1,427 million. Revenue growth in this quarter was underpinned by higher contributions from Vivo, TMN and PTM. Based on a flat Real / Euro exchange rate, operating revenues would have increased by 7.8% y.o.y in the quarter.

In the first quarter of 2004, the consolidation method of Mascom in Botswana was changed from full consolidation to equity accounting, which resulted in a negative impact of 1.2% on consolidated operating revenues. In the past, revenues from Mascom were booked in the “Other Revenues” caption.

In the first quarter of 2004, operating revenues from the domestic businesses rose by 1.7% y.o.y, supported by the robust performance of TMN and PTM.

In the first quarter of 2004, wireline and Pay-TV retail revenues increased by 1.8% y.o.y to Euro 452 million, with average revenue per household (ARPH) increasing to Euro 41.3 per month from Euro 40.6 in the first quarter of 2003.

The contribution to consolidated operating revenues from the mobile businesses rose by 5.9 p.p. y.o.y to 47.8% in the first quarter of 2004. Vivo was the main driver for this higher contribution, having benefited from strong underlying growth, as well as from the fact that TCO was only consolidated as of May 2003. In the first quarter of 2004, Vivo accounted for 24.6% of consolidated operating revenues, an increase of 6.1 p.p. over the same period of last year.

Table 5 – Consolidated Operating Revenues – Standalone Revenues by Segment

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q

Wireline	558.5	583.3	(4.2%)	560.2	(0.3%)
Domestic Mobile (TMN)	366.6	352.7	3.9%	397.1	(7.7%)
Brazilian Mobile (Vivo) (1)	351.6	242.8	44.8%	398.0	(11.7%)
Multimedia (PT Multimedia)	176.4	163.5	7.9%	194.8	(9.5%)
Pay-TV and Cable Internet	117.4	102.4	14.7%	117.2	0.2%
Other and Eliminations	(26.6)	(29.8)	(10.7%)	(5.0)	n.m.

Total Operating Revenues	1,426.5	1,312.5	8.7%	1,545.2	(7.7%)

(1)	Considering a Euro/Real average exchange rate of 3.6241 in 1Q04 and 3.7438 in 1Q03.

EBITDA

Table 6 – EBITDA by Business Segment

Euro million	1Q04	1Q03	y.o.y	1Q04 Weight	1Q04 Margin	4Q03	q.o.q	4Q03 Margin

Wireline	226.8	234.8	(3.4%)	38.9	40.6	214.5	5.7%	38.3
Domestic Mobile (TMN)	173.6	154.1	12.6%	29.8	47.3	185.1	(6.3%)	46.6
Brazilian Mobile (Vivo) (1)	141.8	100.2	41.5%	24.3	40.3	128.2	10.6%	32.2
Multimedia (PT Multimedia)	42.1	27.3	54.4%	7.2	23.9	43.8	(3.8%)	22.5
Pay-TV and Cable Internet	40.5	24.1	67.9%	7.0	34.5	39.7	2.0%	33.9
Other	(1.7)	3.4	n.m.	(0.3)	n.m.	1.8	n.m.	n.m.

Total EBITDA	582.5	519.8	12.1%	100.0		573.4	1.6%
EBITDA Margin (%)	40.8	39.6	1.2 p.p.			37.1	3.7 p.p.

(1)	Considering a Euro/Real average exchange rate of 3.6241 in 1Q04 and 3.7438 in 1Q03.

EBITDA increased by 12.1% y.o.y in the first quarter of 2004 to Euro 583 million, while EBITDA margin improved by 1.2 p.p. to 40.8%. In absolute terms, EBITDA growth was underpinned by Vivo, TMN and PTM. Margin performance was strong across all business units, with TMN and PTM expanding margins by 3.7 p.p. and 7.2 p.p. y.o.y respectively.

Based on a flat Real / Euro exchange rate, EBITDA would have increased by 11.2% y.o.y in the quarter. The change in the consolidation method of Mascom in the first quarter of this year had a negative impact on EBITDA of 1.4%.

In the first quarter of 2004, the EBITDA of the domestic businesses grew by 6.4% y.o.y. Strong EBITDA growth and margin expansion at TMN and, particularly at PTM underpinned this performance.

The contribution to consolidated EBITDA from the mobile businesses rose by 5.2 p.p. y.o.y to 54.1% in the first quarter of 2004. The contribution of Vivo to consolidated EBITDA improved by 5.1 p.p. y.o.y to 24.3% in the first quarter of 2004 in part due to the fact that TCO’s results were not consolidated until May 2003, whilst PTM improved its contribution by 2.0 p.p. to 7.2% on the back of a 54.4% EBITDA growth.

Consolidated Operating Costs

Consolidated operating costs amounted to Euro 1,076 million, an increase of 5.3% over the first quarter of 2003, which is lower than the 8.7% increase in consolidated operating revenues in the period.

Table 7 – Consolidated Operating Costs

Euro million	1Q04	1Q03	y.o.y	1Q04 % Rev.	4Q03	q.o.q	4Q03 % Rev.

Wages and Salaries	175.8	166.5	5.6%	12.3 #	188.1	(6.5%)	12.2
Telecommunication Costs	135.1	147.7	(8.5%)	9.5	138.4	(2.4%)	9.0
Costs of Products Sold	119.5	92.1	29.7%	8.4	206.8	(42.2%)	13.4
Marketing and Publicity	37.2	27.3	36.6%	2.6	42.0	(11.3%)	2.7
Provision for Doubtful Rec.	28.7	24.5	17.3%	2.0	40.2	(28.6%)	2.6
General & Administrative Exp.	247.7	223.3	10.9%	17.4	271.3	(8.7%)	17.6
Other Operating Costs	50.2	56.9	(11.8%)	3.5	30.0	67.1%	1.9

Oper. Costs ex. D&A & PRBs	794.2	738.2	7.6%	55.7	916.8	(13.4%)	59.3

Post Retirement Benefits	49.7	54.5	(8.7%)	3.5	55.0	(9.5%)	3.6

Oper. Costs excluding D&A	844.0	792.7	6.5%	59.2	971.8	(13.1%)	62.9

Depreciation & Amortisation	231.6	228.3	1.4%	16.2	240.1	(3.6%)	15.5

Total Operating Costs	1,075.6	1,021.0	5.3%	75.4	1,211.9	(11.2%)	78.4

Wages and salaries amounted to Euro 176 million, an increase of 5.6% over the same period of last year and a decrease of 6.5% over the fourth quarter of 2003. Wages and salaries currently represent 12.3% of consolidated operating revenues, compared to 12.7% in the first quarter of 2003. In the case of the wireline business, which accounted for 40.7% of consolidated wages and salaries, these costs fell by 9.8% over the first quarter of 2003. Wages and salaries of Vivo increased by 26.5% y.o.y in the first quarter of 2004, primarily due to the fact that TCO was only fully consolidated by Vivo as of May 2003.

Post retirement benefits (“PRBs”) decreased by Euro 5 million or 8.7% to Euro 50 million, accounting for 3.5% of consolidated operating revenues compared to 4.2% in the first quarter of 2003. The decline in PRBs is primarily due to a change in the calculation of the pension upon retirement of an employee following recent retirement legislation approved by the Portuguese Parliament. Since the beginning of the year, the calculation of pensions considers 90% of the average salary of the last three years of employment, which compares with the previous method where by pensions were calculated based on 100% of the salary of the last year of employment.

Telecommunications costs amounted to Euro 135 million compared to Euro 148 million in the first quarter of 2003, decreasing by 8.5% y.o.y mainly as a result of lower traffic volumes in wireline and the decrease in fixed-to-mobile interconnection fees. Telecommunications costs accounted for 9.5% of consolidated operating revenues.

Costs of products sold increased by 29.7% y.o.y to Euro 119 million in the first quarter of 2004, mainly driven by the 21.5% y.o.y increase in the sales of merchandise and products. This cost item represents 8.4% of consolidated operating revenues.

Marketing and publicity costs rose by 36.6% y.o.y in the first quarter of 2004 to Euro 37 million, mainly as a result of the increase in advertising expenditures and promotional activities in connection with the rollout of new services at TMN, Vivo and PTM, which accounted for 80.1% of the increase in this caption. The remainder was due to the fact that TCO was only fully consolidated by Vivo as of May 2003. This cost item represents 2.6% of consolidated operating revenues.

Provisions for doubtful receivables, inventories and other increased by 17.3% y.o.y to Euro 29 million in the first quarter of 2004, primarily because of a higher level of provisioning at TMN and the fact that TCO was only fully consolidated by Vivo as of May 2003. Provisions accounted for 2.0% of consolidated operating revenues.

General and administrative expenses increased by 10.9% y.o.y in the first quarter of 2004 to Euro 247 million, primarily as a result of the fact that TCO was fully consolidated by Vivo in the first quarter of 2004 (Euro 10 million). General and administrative expenses accounted for 17.4% of consolidated operating revenues.

Depreciation and amortisation costs increased by 1.4% y.o.y in the first quarter of 2004 to Euro 232 million. Depreciation charges exceeded capex by Euro 142 million, resulting in a capex to depreciation ratio of 0.38 times in the first quarter of 2004. This cost item accounted for 16.2% of consolidated operating revenues.

EBIT

EBIT in the first quarter of 2004 amounted to Euro 351 million, an increase of 20.4% y.o.y. The operating margin improved 2.4 p.p. y.o.y in the first quarter of 2004 to 24.6%.

Net Income

Net income amounted to Euro 162 million in the first quarter of 2004, an increase of 90.4% compared to Euro 85 million in the same period last year.

Net interest expenses increased from Euro 33 million in the first quarter of 2003 to Euro 47 million in the first quarter of 2004, corresponding to an average cost of debt of approximately 5.8% in the first quarter of 2004. Excluding financing costs in Brazil, the average cost of debt was 4.7%.

Net other financial income amounted to Euro 2 million in the first quarter of 2004, compared to Euro 42 million in the same period last year. In the first quarter of 2003, this caption included gains on the cancellation of certain derivative instruments.

Goodwill amortisation amounted to Euro 23 million in the first quarter of 2004 compared to Euro 24 million in the first quarter of 2003. This caption included mainly the amortisation related to the investments in Vivo (Euro 9 million), Lusomundo (Euro 4 million), PTM (Euro 3 million) and PTM.com (Euro 2 million).

Equity accounting in earnings of affiliated companies amounted to Euro 5 million in the first quarter of 2004, compared to a loss of Euro 10 million in the first quarter of 2003. In the first quarter of 2004, this caption included mainly PT’s share in the earnings of CTM, Unitel and Mascom, in the amount of approximately Euro 3 million each, and in the losses of Médi Télécom in the amount of Euro 5 million. The improvement in this caption (Euro 15 million) is primarily explained by the reduction of PT’s share in the losses of Médi Télécom (from Euro 9 million to Euro 5 million) and by the consolidation of Mascom under the equity method in the first quarter of 2004 since this company is in the process of being divested and pending regulatory approval and therefore is no longer being fully consolidated by PT.

The non-cash provision for income taxes in the first quarter of 2004 amounted to Euro 99 million, compared to Euro 79 million in the same period of last year. This increase is primarily explained by the 59.9% y.o.y increase in income before taxes, offset partially by the reduction in the corporate tax rate from 33% to 27.5%.

4. CAPEX

Capital expenditure was managed in line with the Group’s announced focus on maximising cash flow.

Table 8 – Capex by Business Segment

Euro million	1Q04	1Q03	y.o.y	1Q04 Weight	1Q04 % Rev.	4Q03	q.o.q	4Q03 % Rev.

Wireline	30.7	27.4	12.1%	34.5	5.5	60.6	(49.3%)	10.8
Domestic Mobile (TMN)	17.1	46.7	(63.3%)	19.2	4.7	78.6	(78.2%)	19.8
Brazilian Mobile (Vivo)	17.9	22.5	(20.5%)	20.1	5.1	103.2	(82.7%)	25.9
Multimedia (PT Multimedia)	9.9	15.9	(37.5%)	11.2	5.6	18.0	(44.9%)	9.3
Pay-TV and Cable Internet	8.9	12.8	(30.2%)	10.0	7.6	12.2	(26.9%)	10.4
Other	13.5	9.4	42.4%	15.1	n.m.	57.3	(76.6%)	n.m.

Total Capex	89.1	121.9	(26.9%)	100.0	6.2	317.7	(72.0%)	20.6

PT’s capex in the first quarter of 2004 reached Euro 89 million, decreasing by 26.9% y.o.y and equivalent to 6.2% of consolidated operating revenues.

Wireline capex in the first quarter of 2004 increased by 12.1% y.o.y to Euro 31 million, equivalent to a capex to sales ratio of 5.5%.

In the mobile businesses, TMN and Vivo were managed with capex to sales ratios of 4.7% and 5.1%, respectively, in the first quarter of 2004. The capex of TMN and Vivo amounted to Euro 17 million and Euro 18 million, respectively, equivalent to decreases of 63.3% and 20.5% y.o.y. Regarding TMN, approximately 25% of its capex was spent on UMTS.

In the first quarter of 2004, PTM’s capex decreased by 37.5% y.o.y to Euro 10 million, equivalent to 5.6% of operating revenues. The capex reduction in PTM’s Pay-TV business reflects the fact that most of the investments in rolling out the cable network and in making the network bidirectional are now mostly complete. Over half of PTM’s capex is related to terminal equipment, including set-top boxes and cable modems.

5. CASH FLOW

EBITDA minus Capex

Table 9 – EBITDA minus Capex by Business Segment

Euro million	1Q04	1Q03	y.o.y	1Q04 Weight	1Q04 % Rev.	4Q03	q.o.q	4Q03 % Rev.

Wireline	196.0	207.4	(5.5%)	39.7	35.1	153.9	27.4%	27.5
Domestic Mobile (TMN)	156.4	107.4	45.6%	31.7	42.7	106.5	46.8%	26.8
Brazilian Mobile (Vivo)	123.9	77.7	59.4%	25.1	35.2	25.0	395.5%	6.3
Multimedia (PT Multimedia)	32.2	11.4	182.6%	6.5	18.3	25.8	25.0%	13.2
Pay-TV and Cable Internet	31.6	11.3	178.9%	6.4	26.9	27.5	14.9%	23.4
Other	(15.1)	(6.0)	n.m.	(3.1)	n.m.	(55.4)	n.m.	n.m.

Total	493.4	397.9	24.0%	100.0	34.6	255.8	92.9%	16.6

EBITDA minus Capex reached 493 million in the first quarter of 2004, increasing by 24.0% y.o.y, as a result of higher contributions from TMN, PTM and Vivo. The domestic businesses on a combined basis continue to show an improvement in EBITDA combined with capex rationalisation and contributed approximately 78% of PT’s EBITDA minus Capex.

Operating Cash Flow

Table 10 – Operating Cash Flow

Euro million	1Q04	1Q03	Δ y.o.y	4Q03	Δ q.o.q

EBITDA excluding PRB (1)	632.3	574.3	58.0	628.4	3.9
Non-Current Provision and Other Non-Cash Items	(6.4)	(4.4)	(2.0)	21.6	(28.0)
Change in Working Capital (EBITDA related)	(43.3)	(30.2)	(13.1)	114.2	(157.5)

Cash Generated from Operations	582.5	539.7	42.8	764.1	(181.6)

Capex	(89.1)	(121.9)	32.8	(317.7)	228.6
Change in Working Capital (Capex related)	(63.1)	(75.7)	12.6	123.8	(186.9)

Payments to Fixed Assets Supliers	(152.2)	(197.6)	45.4	(193.9)	41.7

Operating Cash Flow	430.3	342.1	88.2	570.2	(139.9)

(1)	Excluding post retirement benefits costs.

In the first quarter of 2004, operating cash flow PT increased by 25.7% y.o.y to Euro 430 million. Cash generated from operations totalled Euro 583 million, with payments to fixed assets suppliers reaching Euro 152 million. The investment in working capital in the first quarter of 2004 amounted to Euro 106 million, basically as a result of the decrease in accounts payable to trade suppliers (Euro 114 million) and to fixed assets suppliers (Euro 63 million), due to the higher level of payments to suppliers regarding acquisitions made in previous quarters.

6. CONSOLIDATED BALANCE SHEET

Table 11 – Consolidated Balance Sheet

Euro million	31 March 2004	31 December 2003

Current Assets	4,937.3	5,039.7
Cash and Short Term Investments	2,464.1	2,531.1
Accounts Receivable, Net	1,469.1	1,517.3
Inventories, Net	108.5	102.9
Deferred Taxes Assets (Short Term)	738.5	748.1
Prepaid Expenses and Other Current Assets	157.1	140.2
Investments, net	454.0	448.1
Fixed Assets, net	4,116.7	4,268.0
Intangible Assets, net	3,165.5	3,150.1
Defered Tax Assets (Medium and Long Term)	517.1	583.5
Others	106.6	68.5

Total Assets	13,297.3	13,557.8

Current Liabilities	3,708.1	3,354.5
Short Term Debt	1,683.3	1,191.1
Accounts Payable	1,072.6	1,225.9
Accrued Expenses	604.2	589.4
Taxes Payable	103.0	102.9
Deferred Income	212.7	212.4
Deferred Taxes Liabilities (Short Term)	32.4	32.8
Medium and Long Term Debt	3,938.8	4,555.6
Accrued Post Retirement Liability	1,196.9	1,256.0
Deferred Tax Liabilities (Medium and Long Term)	297.2	300.7
Provisions for Other Risks and Charges	130.7	140.7
Others	358.3	365.5

Total Liabilities	9,630.1	9,973.0
Minority Interests	640.9	644.0
Total Shareholders' Equity	3,026.4	2,940.8

Total Liabilities, Minorities and Shareholders' Equity	13,297.3	13,557.8

PT’s equity to total assets ratio increased from 21.7% as at 31 December 2003 to 22.8% as at 31 March 2004, while the equity plus long term debt to total assets ratio increased from 55.3% to 56.9% over the same period.

PT’s net exposure (assets minus liabilities) to Brazil amounted to R$ 7,227 million as at 31 March 2004 (Euro 2,037 million at the Real/Euro exchange rate prevailing on 31 March 2004). The assets denominated in Brazilian Reais in PT’s balance sheet as at 31 March 2004 amounted to Euro 3,958 million, equivalent to approximately 29.8% of total assets. Approximately 97% of PT’s net exposure (assets minus liabilities) to Brazil is accounted for by PT’s 50% investment in Vivo.

The accrued post retirement liability amounted to Euro 1,197 million at the end of the first quarter of 2004. The net decrease of Euro 59 million is a result of Euro 109 million in payments made in the first quarter in connection with post retirement benefits, which were offset by the PRB expense of the period amounting to Euro 50 million.

Consolidated Net Debt

Table 12 – Change in Net Debt

Euro million	1Q04	4Q03

Net Debt (Initial Balance)	3,215.6	3,560.9

Operating Cash Flow	430.3	570.2
Acquisition of Financial Investments	-	(169.9)
Interest Paid	(91.2)	(61.0)
Payments Related to Post Retirement Benefits (1)	(137.4)	(59.6)
Income Taxes Paid by Certain Subsidiaries	(8.5)	(13.1)
Reimbursement of Taxes Paid in Advance in 2002	-	201.2
Other Cash Movements	0.9	8.4

Free Cash Flow	194.2	476.2

Gains on Certain Foreign Currency Derivatives	6.8	(3.0)
Translation Effects of US Dollar and Real Denominated Debt	(12.9)	28.5
Acquisitions of Treasury Shares (2)	(130.6)	(156.4)

Change in Net Debt	57.6	345.3

Net Debt at the End of the Period	3,158.0	3,215.6

Change in Net Debt (%)	(1.8%)	(9.7%)

(1)

In the first quarter of 2004, this caption included Euro 65 million related to additional contributions to the pension funds made during the period in connection with the work force reductions occurred in 2003, Euro 33 million related to normal contributions to the pension funds made during the period, Euro 32 million related to payments of salaries to pre-retired employees and Euro 7 million related to payments to PT-ACS regarding healthcare services provided to retired and pre-retired employees.

(2)

In the first quarter of 2004, this caption includes Euro 14 million related to acquisitions made in the fourth quarter of 2003 and Euro 117 million related to acquisitions made in the first quarter of 2004.

PT’s consolidated net debt as at 31 March 2004 amounted to Euro 3,158 million, a decrease of Euro 58 million compared to year-end 2003. Excluding the investment of Euro 131 million for the acquisition of treasury stock, net debt reduction would have reached Euro 189 million. This net debt reduction was achieved on the back of a Euro 430 million operating cash flow generation.

Table 13 – Consolidated Net Debt

Euro million	31 March 2003	31 December 2004	Δ y.o.y	y.o.y

Short Term	1,683.3	1,191.1	492.2	41.3%
Convertible Bonds	450.5	450.5	0.0	0.0%
Bond Loans	724.7	124.7	600.0	481.2%
Bank Loans	250.9	293.8	(43.0)	(14.6%)
Other Loans	257.2	322.1	(64.8)	(20.1%)
Medium and long term	3,938.8	4,555.6	(616.8)	(13.5%)
Convertible Bond	440.3	440.3	0.0	0.0%
Other Bond Loans	2,070.5	2,669.1	(598.6)	(22.4%)
Bank Loans	1,348.6	1,363.6	(15.0)	(1.1%)
Other Loans	79.4	82.5	(3.1)	(3.8%)

Total Indebtedness	5,622.1	5,746.7	(124.6)	(2.2%)
Cash and Short Term-Investments	2,464.1	2,531.1	(67.0)	(2.6%)

Net Debt	3,158.0	3,215.6	(57.6)	(1.8%)

Shareholders Loans to TCP	587.8	582.3	5.5	1.0%

As at 31 March 2004, 70.1% of PT’s total indebtedness was medium and long term, while 78.5% of total indebtedness was at fixed rates. As at 31 March 2004, 84.2% of PT’s debt was denominated in Euros, 2.2% in US Dollars and 13.3% in Brazilian Reais. All of Vivo’s debt (50% consolidated by PT, amounting to Euro 175 million), is either Real denominated or has been swapped into Reais. PT’s average cost of debt in the first quarter of 2004 was 5.8% (4.7% excluding loans obtained in Brazil and denominated in Reais). The average maturity of PT’s loan portfolio is currently 4.4 years. At the date of this release, the only loans of PT with rating triggers (if PT is downgraded to below BBB+) are two EIB loans totalling Euro 150 million. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 220 million had been drawn down as at 31 March 2004.

Table 14 –Net Debt Maturity Profile

Maturity	Net Debt	Notes

2004	(1,200.1)	Net cash position, which also includes a Euro 450 million Exchangeable Bond issued in Jun. 1999 and a Euro 125 million domestic Bond issued in Nov. 1997
2005	913.8	Includes a Euro 585 million Eurobond issued in Nov. 2001 (1)
2006	1,444.4	Includes a Euro 440 million Exchangeable Bond issued in Dec. 2001 and a Euro 900 million Eurobond issued in Feb. 2001 (1)
2007	399.3
2008	431.4
2009	957.4	Includes a Euro 880 million Eurobond issued in Apr. 1999 (1)
2010	75.4
2011	65.0
2012	43.9
2013	27.6

Total	3,158.0

(1)	These amounts are net of the nominal value of outstanding Eurobonds held by PT as marketable securities.

PT continued to hold as marketable securities some of its outstanding Eurobonds. As at 31 March 2004, PT held 2.51%, 10.05% and 12.05% of its 2005, 2006 and 2009 Eurobonds, respectively. These bonds, which have a nominal value of Euro 236 million, were acquired for a total amount of Euro 230 million.

PT’s gearing ratio (Net Debt / (Net Debt + Equity + Minority Interests)) as at 31 March 2004 decreased to 46.3% compared to 47.3% at the end of 2003. The net debt to EBITDA ratio as of 31 March 2004 was 1.4 times and EBITDA cover was 12.4 times.

Shareholders’ Equity

As at 31 March 2004, shareholders' equity amounted to Euro 3,026 million, an increase of Euro 86 million since the end of last year, which resulted from the net income generated during the period of Euro162 million and the effect of positive translation adjustments of Euro 65 million, mainly due to the improvement in the Brazilian Real exchange rate against the Euro (Euro/R$ 3.6646 at year end 2003 compared to Euro/R$ 3.5474 at the end of March 2004). The positive impact was offset by the decrease in shareholders’ equity resulting from the acquisition of treasury stock amounting to Euro 125 million (of which Euro 117 million were paid in the first quarter of 2004), in line with PT’s announced share buyback programme.

7. EMPLOYEES

Table 15 – Number of Employees and Productivity Ratios

	1Q04	1Q03	Δ y.o.y	y.o.y	4Q03	q.o.q

Wireline	9,065	10,717	(1,652)	(15.4%)	9,075	(0.1%)
Domestic Mobile (TMN)	1,110	1,123	(13)	(1.2%)	1,109	0.1%
Brazilian Mobile (Vivo) (1)	3,511	2,735	776	28.4%	3,500	0.3%
Multimedia (PT Multimedia)	2,608	2,711	(103)	(3.8%)	2,588	0.8%
Pay-TV and Cable Internet	600	674	(74)	(11.0%)	629	(4.6%)
Other (2)	9,837	5,787	4,050	70.0%	8,600	14.4%

Total Group Employees	26,131	23,073	3,058	13.3%	24,872	5.1%
Domestic Market	15,256	16,145	(889)	(5.5%)	14,427	5.7%
International Market	10,875	6,928	3,947	57.0%	10,445	4.1%

Fixed Lines per Employee (3)	467	390	77	19.9%	466	0.3%
Mobile Cards per Employee
TMN	4,436	3,984	452	11.3%	4,406	0.7%
Vivo	6,230	6,197	33	0.5%	5,902	5.6%

(1)	The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.
(2)	The increase in this caption results primarily from employees working in call centre operations in Brazil which were outsourced externally in previous years.
(3)	Fixed lines per employee of the wireline business.

At the end of March 2004, PT had 26,131 employees. The number of staff employed by PT in the domestic market decreased by 889 employees in the first quarter of 2004, or 5.5% y.o.y, primarily as a result of the work force reduction programme undertaken throughout 2003.

At the end of March 2004, the total number of staff employed by Vivo increased by 28.4% y.o.y to 7,022 employees, mainly as a result of the acquisition of TCO.

8. WIRELINE BUSINESS

Table 16 – Wireline Income Statement (1)

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q

Operating Revenues	558.5	583.3	(4.2%)	560.2	(0.3%)
Services Rendered	518.0	540.8	(4.2%)	515.2	0.5%
Telephone Directories	33.2	34.5	(3.8%)	33.4	(0.7%)
Sales and Other	7.3	8.0	(8.3%)	11.6	(36.9%)

Operating Costs excluding D&A	331.7	348.5	(4.8%)	345.8	(4.1%)
Wages and Salaries	71.5	79.2	(9.8%)	72.6	(1.6%)
Post Retirement Benefits	49.2	53.8	(8.5%)	54.3	(9.3%)
Costs of Telecommunications	97.4	114.2	(14.7%)	104.0	(6.3%)
Own Work Capitalised	(7.8)	(6.9)	13.6%	(11.1)	(30.1%)
Marketing and Publicity	6.0	6.5	(7.2%)	8.2	(26.8%)
General & Administrative	62.7	48.4	29.4%	59.1	6.1%
Other Net Operating Costs	52.7	53.2	(0.8%)	58.7	(10.2%)

EBITDA	226.8	234.8	(3.4%)	214.5	5.7%
Depreciation and Amortisation	94.0	101.5	(7.4%)	101.5	(7.4%)
Operating Income	132.8	133.3	(0.4%)	113.0	17.6%

EBITDA Margin	40.6%	40.3%	0.3 p.p.	38.3%	2.3 p.p.
Capex	30.7	27.4	12.1%	60.6	(49.3%)
Capex as % of Revenues	5.5%	4.7%	0.8 p.p.	10.8%	(5.3p.p.)

(1)	Includes intragroup transactions.

Operating revenues of the wireline business amounted to Euro 559 million in the first quarter of 2004, a decrease of 4.2% compared to the same period of last year. This decline was explained by the decrease in wholesale (-11.9%), in retail (-1.9%) and other wireline revenues (-6.9%).

Table 17 – Wireline Operating Revenues (1)

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q

Retail	344.4	351.1	(1.9%)	345.2	(0.2%)
Fixed Charges	165.4	155.3	6.5%	165.3	0.0%
Traffic	153.1	178.4	(14.2%)	157.0	(2.5%)
ADSL Retail	17.7	5.4	228.5%	14.8	20.0%
ISP and Other	8.2	12.0	(31.7%)	8.1	1.7%
Wholesale	110.3	125.3	(11.9%)	100.0	10.3%
Traffic	57.8	66.1	(12.5%)	56.4	2.6%
Leased Lines	41.7	48.4	(13.9%)	32.6	27.9%
Other	10.8	10.8	0.3%	11.0	(2.4%)
Data & Corporate	57.4	57.1	0.6%	63.6	(9.7%)
Data Communications	23.5	22.5	4.4%	23.7	(0.6%)
Leased Lines	13.4	15.2	(11.7%)	12.4	8.3%
Network Manag. & Outsourcing	3.5	4.7	(26.3%)	10.4	(66.3%)
Other	17.0	14.6	16.2%	17.2	(1.0%)
Other Wireline Revenues	46.3	49.8	(6.9%)	51.5	(10.0%)
Other Fixed Line Telephone Services	4.2	5.9	(28.7%)	4.3	(2.5%)
Sales of Telecom. Equipment	7.3	8.0	(8.3%)	11.6	(36.9%)
Telephone Directories	33.2	34.5	(3.8%)	33.4	(0.7%)
Portals	1.6	1.4	15.2%	2.2	(24.1%)

Total Operating Revenues	558.5	583.3	(4.2%)	560.2	(0.3%)

(1)	Includes intragroup transactions.

In terms of retail revenues, the improvement in fixed charges in the first quarter of 2004 (+6.5% y.o.y or Euro 10 million), caused by the increase in the monthly fee and by the growth of pricing packages, and the strong rollout of ADSL (+228.5% y.o.y or Euro 12 million) were still not sufficient to offset the decline experienced in traffic revenues (-14.2% y.o.y or Euro 25 million).

However, part of the decline in traffic revenues is explained by falling interconnection rates, namely fixed-to-mobile. Although revenues were negatively impacted by this trend, the corresponding costs of telecommunications was also lower. As a result, net retail revenues, calculated as retail revenues less corresponding telecommunications costs, increased by 2.3% y.o.y to Euro 279 million in the first quarter of 2004, which compares to a 2.3% y.o.y decline in the fourth quarter of 2003.

As for wholesale revenues, which fell by 11.9% y.o.y, the main causes for this decline were the reduction in interconnection rates and leased line tariffs and the growing usage by competitors of their own infrastructures.

Several initiatives have been launched as part of an ongoing effort to enhance the performance of the wireline business by improving customer retention and loyalty, increasing usage of the fixed network, improving market competitiveness and upgrading the value proposition of the service to customers. These initiatives include several new pricing and traffic packages, terminal equipment with new features, including SMS, and an aggressive promotion of ADSL. At the end of March 2004, the number of pricing packages stood at 388 thousand, which represented 9.7% of total PSTN/ISDN lines. These packages have resulted in improved retention and loyalty of clients, higher usage even in situations beyond the characteristics of the package, the partial replacement of variable revenues by up-front fixed charges, and higher total ARPU. ADSL take-up in the first quarter is encouraging for the achievement of the long term targets of PT. As a number of these initiatives are in the process of being rolled out the full impact is unlikely to be noticeable for a few quarters. Nevertheless, it should be highlighted that total ARPU (voice and data) was Euro 34.0, flat over the same period of last year and higher than the fourth quarter of 2003.

EBITDA in the first quarter of 2004 decreased by 3.4% y.o.y to Euro 227 million, equivalent to an EBITDA margin of 40.6% and corresponding to a 0.3 p.p. improvement over the same period of last year. Compared to the fourth quarter of 2003, EBITDA grew by 5.7% q.o.q and EBITDA margin increased by 2.3 p.p. on a sequential basis.

This margin performance is the result of the cost cutting initiatives being undertaken, the reduction in post retirement benefits costs and lower telecommunication costs (because of lower traffic volumes and terminations rates). In the first quarter of 2004, operating costs excluding depreciation and amortisation fell by 4.8% y.o.y to Euro 332 million. At the end of March 2004, the number of employees in the wireline business was 9,065 thousand, corresponding to 467 accesses, compared to 390 in the same period of last year.

Capex amounted to Euro 31 million in the first quarter of 2004, an increase of 12.1% y.o.y and equivalent to 5.5% of operating revenues. Quality of service in the first quarter of 2004 has been maintained with a call completion rate of 99.90% and 2.5 faults per 100 access lines. EBITDA minus Capex in the first quarter of 2004 amounted to Euro 196 million, representing a 5.5% y.o.y decrease over the same period of last year and a 27.4% increase over the fourth quarter of 2003.

Table 18 – Wireline Operating Data

	1Q04	1Q03	y.o.y	4Q03	q.o.q

Main Lines ('000)	4,235	4,177	1.4%	4,225	0.2%
PSTN/ISDN ('000)	3,999	4,099	(2.4%)	4,037	(0.9%)
Per 100 Inhabitants (n°)	40.8	41.7	(2.1%)	41.2	(0.9%)
ISDN Penetration (%)	20.1	20.0	0.1 p.p.	20.1	(0.0p.p.)
ADSL ('000)	236	78	203.0%	188	25.5%
ADSL Retail ('000)	204	63	225.5%	161	27.1%
Net Additions (1) ('000)	10	(19)	n.m.	31	(68.2%)
ARPU (2) (Euro)	34.0	34.1	(0.3%)	33.7	1.0%
Voice	31.0	31.9	(3.0%)	31.0	0.1%
Data	3.0	2.2	39.1%	2.7	11.1%
Call Completion Rate (%)	99.90	99.90	0.0 p.p.	99.90	0.0 p.p.
Faults per 100 Access Lines (no.)	2.5	2.9	(0.4p.p.)	2.9	(0.4p.p.)
Total Data Commun. Accesses ('000)	34	35	(4.1%)	38	(10.6%)
Frame Relay	13	11	20.6%	13	3.3%
Broadband	3	1	248.2%	2	22.3%
Corporate Web Capacity Sold (Mbps)	3,397	1,181	187.6%	2,459	38.1%
Number of Leased Lines ('000)	18	20	(7.8%)	19	(2.6%)
Capacity (equivalent to 64 kbps) ('000)	178	121	47.4%	122	45.7%
Digital (%)	95.2	92.1	3.1 p.p.	92.7	2.5 p.p.

(1)	Including ADSL.
(2)	Including ADSL and dial-up Internet.

As at 31 March 2004, PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines. This performance has been achieved as a result of the successful implementation of a customer loyalty strategy, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

In the first quarter of 2004, the price basket decreased on average by 1.9% y.o.y over the first quarter of 2003. The fixed telephone service tariffs were updated and rebalanced as of February 2003, which resulted in an average line rental increase of 2.1% y.o.y in the first quarter of 2004 and average decreases of 6.3% and 13.3% in the cost of regional and domestic long distance calls respectively, thereby reinforcing PT’s competitive position in the domestic market.

Total access lines (PSTN/ISDN + ADSL) increased by 10 thousand in the first quarter of 2004, with 48 thousand ADSL net additions more than offsetting the 0.9% q.o.q decline in PSTN/ISDN lines. Total access lines in the wireline business reached 4,235 thousand at the end of the first quarter of 2004, of which 3,999 thousand were PSTN/ISDN and 236 thousand were wholesale ADSL. PT’s subsidiaries had 204 thousand ADSL connections at the end of the first quarter of 2004.

Table 19 – Wireline Traffic Breakdown

Million of minutes	1Q04	1Q03	y.o.y	4Q03	q.o.q

Total Traffic	4,335	4,770	(9.1%)	4,483	(3.3%)
Voice Traffic	3,189	3,155	1.1%	3,245	(1.7%)
Retail	1,863	2,053	(9.3%)	1,978	(5.8%)
F2F Domestic	1,372	1,528	(10.2%)	1,447	(5.2%)
F2M	231	256	(9.6%)	243	(4.9%)
Other	173	174	(0.8%)	195	(11.1%)
International	86	95	(9.0%)	93	(6.8%)
Wholesale	2,472	2,717	(9.0%)	2,505	(1.3%)
Internet	1,010	1,470	(31.3%)	1,091	(7.4%)

Total Orig. Traffic in the Fixed Network	3,354	3,889	(13.8%)	3,506	(4.3%)
Originated Traffic / Access / Day (min)	9.2	10.5	(12.6%)	9.4	(2.7%)
F2F Domestic / Access / Day (min)	3.8	4.1	(9.0%)	3.9	(3.5%)

Although total traffic dropped by 9.1% y.o.y in the first quarter of 2004, voice traffic increased by 1.1% y.o.y. In the first quarter of 2004 retail traffic decreased by 9.3% y.o.y and domestic fixed-to-fixed traffic fell by 10.2% y.o.y. Line usage of domestic fixed-to-fixed traffic, measured in minutes per access line per day, dropped by 9.0% y.o.y to 3.8 minutes in the first quarter of 2004. Line usage of originated traffic, which includes dial-up Internet traffic, decreased by 12.6% y.o.y in the first quarter of 2004 to 9.2 minutes. Wholesale traffic posted a 9.0% y.o.y decline in the first quarter of 2004, explained by the 31.3% y.o.y drop in Internet access traffic, which was due in large part to the migration of users to broadband platforms.

Total ARPU (voice and data) remained broadly flat in the first quarter of 2004 at Euro 34.0. Voice ARPU (PSTN/ISDN less dial-up Internet) declined by 3.0% y.o.y to Euro 31, whilst data ARPU (ADSL plus dial-up Internet) increased by 39.1% y.o.y contributing Euro 3.0 to total ARPU in the first quarter of 2004. Compared to the fourth quarter of 2003, total ARPU increased by 1.0% q.o.q.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 187.6% y.o.y in the first quarter of 2004, as a result of the expansion of ADSL. The number of broadband connections based on the ATM network rose by 248.2% y.o.y. Data communications capacity decreased by 4.1% and frame relay accesses grew by 20.6% y.o.y. Leased lines capacity to end-users rose by 47.4% y.o.y and leased line digital capacity reached 95.2% of the total leased line capacity, an increase of 3.1 p.p. over the first quarter of 2003.

9. DOMESTIC MOBILE BUSINESS (TMN)

Table 20 – Domestic Mobile Income Statement (1)

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q

Operating Revenues	366.6	352.7	3.9%	397.1	(7.7%)
Services Rendered	340.2	321.1	5.9%	351.5	(3.2%)
Billing	252.5	230.7	9.4%	259.5	(2.7%)
Interconnection	87.7	90.4	(3.0%)	92.0	(4.7%)
Sales	26.5	31.6	(16.3%)	45.5	(41.9%)

Operating Costs excluding D&A	193.1	198.6	(2.8%)	211.9	(8.9%)
Wages and Salaries	13.7	12.7	7.9%	16.7	(18.3%)
Costs of Telecommunications	69.7	74.1	(5.9%)	72.4	(3.7%)
Own Work Capitalised	(0.6)	(0.9)	(33.1%)	(1.0)	(40.7%)
Cost of Products Sold	31.7	35.3	(10.2%)	45.1	(29.7%)
Marketing and Publicity	7.6	6.4	18.8%	5.2	46.1%
General & Administrative	49.3	49.6	(0.7%)	56.1	(12.3%)
Other Net Operating Costs	21.7	21.4	1.3%	17.4	25.1%

EBITDA	173.6	154.1	12.6%	185.1	(6.3%)
Depreciation and Amortisation	46.7	48.4	(3.5%)	44.5	5.0%
Operating Income	126.8	105.7	20.0%	140.7	(9.8%)

EBITDA Margin	47.3%	43.7%	3.7 p.p.	46.6%	0.7 p.p.
Capex	17.1	46.7	(63.3%)	78.6	(78.2%)
Capex as % of Revenues	4.7%	13.2%	(8.6p.p.)	19.8%	(15.1p.p.)

(1)	Includes intragroup transactions.

Operating revenues of TMN in the first quarter of 2004 reached Euro 367 million, an increase of 3.9% y.o.y, primarily reflecting a strong growth in the customer base and higher contribution from data services. Service revenues increased by 5.9% y.o.y to Euro 340 million, as a result of the 9.4% increase in billing revenues, whilst revenues from handset sales decreased by 16.3% y.o.y to Euro 26 million. Revenues from data services, namely SMS and WAP services, accounted for 9.5% of service revenues in the first quarter of 2004, a 1.0 p.p. improvement over the first quarter of 2003.

EBITDA amounted to Euro 174 million in the first quarter of 2004, an increase of 12.6% over the same period of last year, as a result of lower cash costs per user. Accordingly, EBITDA margin in the first quarter of 2004 rose by 3.7 p.p. y.o.y to 47.3%.

Capex in the first quarter of 2004 declined by 63.3% y.o.y to Euro 17 million, equivalent to 4.7% of operating revenues. Capex was mainly directed towards the expansion of network capacity and coverage, improvements in quality of service and customer care, and UMTS investments (approximately 25% of capex). EBITDA minus Capex climbed by 45.6% y.o.y in the first quarter of 2004 to Euro 156 million.

TMN had 1,110 employees at the end of March 2004 and 4,436 customers per employee, representing a 11.3% improvement over the same period of last year.

Table 21 – Domestic Mobile Operating Data

	1Q04	1Q03	y.o.y	4Q03	q.o.q

TMN Active Customers ('000)	4,923	4,474	10.1%	4,887	0.8%
WAP Terminals	1,686	906	86.1%	1,528	10.3%
GPRS Terminals	775	184	321.2%	609	27.3%
Net Additions ('000)	37	47	(22.4%)	195	(81.2%)
Total Churn (%)	22.7	24.7	(1.9 p.p)	23.5	(0.7 p.p)
Data as % of Service Revenues (%)	9.5	8.5	1.0 p.p.	9.2	0.3 p.p.
ARPU (Euro)	23.1	24.1	(4.2%)	24.6	(6.3%)
Customer Bill	17.1	17.3	(1.0%)	18.2	(5.8%)
Interconnection	6.0	6.8	(12.3%)	6.4	(7.7%)
MOU (Min.)	116.4	118.4	(1.7%)	124.5	(6.5%)
ARPM (Euro cents)	19.8	20.4	(2.5%)	19.8	0.3%
SARC (Euro)	56.7	65.5	(13.4%)	37.2	52.6%
CCPU (1) (Euro)	10.7	12.1	(11.7%)	11.4	(6.0%)
ARPU minus CCPU (Euro)	12.4	12.0	3.4%	13.2	(6.5%)

(1)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN had 4,923 thousand active customers at the end of March 2004, a 10.1% increase over the same period of last year. TMN added 37 thousand customers in the first quarter of 2004, compared to 47 thousand in the first quarter of 2003. The increased focus on segmentation and customer loyalty led to a 5.6% growth in the number of postpaid customers, which totalled 783 thousand in the first quarter of 2004. Prepaid cards accounted for 84.1% of the total customer base. Churn decreased from 24.7% in the first quarter of 2003 to 22.7% in the first quarter of 2004. However, churn to competition was approximately 7%.

The take-up of I9, launched in June 2003, is progressing well, having reached more than 47 thousand customers at the end of the first quarter of 2004. Games, rings and tones, sports, highlights and video constitute the top daily access subjects per user. Active MMS customers at the end of March 2004 reached 94 thousand. The number of GPRS handsets reached 775 thousand.

Minutes of usage (MOU) posted a 1.7% reduction y.o.y to 116.4 minutes in the first quarter of 2004, reflecting the seasonal impact of strong holiday season sales and dilutive impact of the rising number of double SIM cards and machine-to-machine applications. The number of SMS messages in the first quarter of 2004 increased by 11.3% y.o.y to 362 million, corresponding to approximately 51 messages per month per active SMS user. The number of active SMS users reached 47.1% of the total customer base.

ARPU in the first quarter of 2004 was Euro 23.1 compared to Euro 24.1 in the first quarter of 2003, equivalent to a 4.2% y.o.y reduction. The interconnection bill posted a drop of 12.3% y.o.y, as a result of the 19.6% cut in fixed-to-mobile interconnection fees, while the customer bill decreased by 1.0% y.o.y to Euro 17.1.

CCPU decreased by 11.7% y.o.y in the first quarter of 2004 to Euro 10.7, reflecting the success of the cost control initiatives. ARPU minus CCPU in the first quarter of 2004 was Euro 12.4, corresponding to a 3.4% y.o.y increase over the same period of last year.

10. BRAZILIAN MOBILE BUSINESS (VIVO)

Table 22 – Brazilian Mobile Income Statement (1)

R$ million	1Q04	1Q03 (2)	y.o.y	4Q03	q.o.q

Operating Revenues	2,548.7	2,231.0	14.2%	2,783.9	(8.4%)
Services Rendered	2,048.5	1,947.4	5.2%	2,090.0	(2.0%)
Sales	500.2	283.6	76.4%	693.9	(27.9%)

EBITDA	1,027.6	910.5	12.9%	897.0	14.6%
Depreciation and Amortisation	484.4	438.6	10.4%	466.2	3.9%
Operating Income	543.2	471.9	15.1%	430.8	26.1%

EBITDA Margin	40.3%	40.8%	(0.5 p.p.)	32.2%	8.1 p.p.
Capex	129.6	194.9	(33.5%)	719.5	(82.0%)
Capex as % of Revenues	5.1%	8.7%	(3.7 p.p.)	25.8%	(20.8 p.p.)

(1)	Information prepared in accordance to Portuguese GAAP.
(2)	Pro forma information including TCO's results.

Vivo’s operating revenues, stated in Brazilian Reais and in accordance with Portuguese GAAP, increased by 14.2% y.o.y in the first quarter of 2004 to R$ 2,549 million, underpinned by robust subscriber growth. Revenues from sales of equipment rose by 76.4% y.o.y and service revenues increased by 5.2% y.o.y. EBITDA rose by 12.9% y.o.y to R$ 1,028 million, equivalent to a margin of 40.3% in the first quarter of 2004.

Capex reached R$ 130 million in the first quarter of 2004, equivalent to 5.1% of revenues, decreasing by 33.5% y.o.y. Accordingly, EBITDA minus Capex increased by 25.5% y.o.y to R$ 898 million in the first quarter of 2004.

Table 23 – Brazilian Mobile Operating Data

	1Q04	1Q03 (1)	y.o.y	4Q03	q.o.q

Customers ('000)	21,875	16,949	29.1%	20,656	5.9%
Market Share in Areas of Operation (%)	55.7	59.7	(4.0 p.p.)	56.2	(0.5 p.p.)
Net Additions ('000)	1,219	140	769.9%	2,186	(44.2%)
MOU (min)	92.6	99.8	(7.2%)	102.9	(10.0%)
ARPU (R$)	34.6	37.8	(8.5%)	38.6	(10.4%)
CCPU (2) (R$)	17.4	19.6	(11.6%)	21.3	(18.5%)
ARPU minus CCPU (R$)	17.3	18.2	(5.2%)	17.3	(0.5%)

(1)	Pro forma information including TCO.
(2)	CCPU (Cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Vivo had 21.9 million active customers at the end of the first quarter of 2004, a 29.1% increase over the same period of 2003, boosted by strong net additions. In the first quarter of 2004, Vivo added 1,219 thousand new customers. Despite aggressive competition from operators such as TIM and Claro, Vivo’s average market share in the regions where it operates was 55.7% at the end of March 2004. Vivo remains the uncontested leader in the mobile market in Brazil, boasting a 45% overall market share, more than two times larger than its next competitor.

Although most of the growth in the Brazilian mobile market is in terms of prepaid customers, Vivo is increasingly targeting post-paid customers through new special offers for the corporate segment, such as “Vivo Empresas”, to capture the potential growth prospects this segment offers. The number of mobile accesses held by corporate clients reached 1.3 million in the first quarter of 2004, increasing by 29.1% over the same period of last year.

Vivo’s blended MOU dropped by 7.2% y.o.y in the first quarter of 2004 to 92.6 minutes. In the first quarter of 2004, the number of SMS messages per user increased by 42.5% y.o.y, with SMS active users now accounting for 29% of Vivo’s customer base. Data as a percentage of revenues was 4.4% in the first quarter of 2004, an increase of 2.4 p.p. y.o.y. Vivo has been actively marketing 2.5G data services, supported on the 1XRTT platform.

Vivo’s blended ARPU was R$ 34.6 in the first quarter of 2004, an 8.5% y.o.y decline over the same period of last year, as a result of the dilutive impact of the increasing weight of prepaid customers. New rules for long distance calls and for mobile-to-mobile interconnection (“bill & keep”), introduced in the second half of 2003, negatively affected ARPU comparisons.

CCPU dropped by 11.6% y.o.y in the first quarter of 2004 to R$ 17.4, helped by cost control initiatives. ARPU minus CCPU in the first quarter of 2004 was R$ 17.3.

11. MULTIMEDIA BUSINESS (PT MULTIMEDIA)

Table 24 – Multimedia Income Statement (1)

Euro million	1Q04	1Q03	y.o.y	4Q03	q.o.q

Operating Revenues	176.4	163.5	7.9%	194.8	(9.5%)
Pay-TV and Cable Internet	117.4	102.4	14.7%	117.2	0.2%
Pay-TV	89.8	80.4	11.8%	88.3	1.7%
Broadband	19.4	14.6	33.0%	18.2	6.6%
Advertising	3.7	2.8	31.7%	5.2	(29.3%)
Sales and other	4.4	4.6	(5.4%)	5.6	(21.5%)
Audiovisuals	24.1	27.4	(12.0%)	38.6	(37.4%)
Media	35.0	33.7	3.7%	39.0	(9.8%)

Operating Costs excluding D&A	134.2	136.2	(1.5%)	151.0	(11.1%)
Wages and Salaries	21.5	20.8	3.3%	22.1	(2.6%)
Costs of Telecommunications	6.5	6.0	8.1%	6.4	1.1%
Costs of Products Sold	7.8	13.8	(43.8%)	25.1	(69.1%)
Marketing and Publicity	7.7	6.3	21.9%	7.7	(0.4%)
General & Administrative	80.3	77.1	4.3%	79.8	0.7%
Other Net Operating Costs	10.5	12.3	(14.6%)	9.9	5.7%

EBITDA	42.1	27.3	54.4%	43.8	(3.8%)
Depreciation and Amortisation	13.8	16.8	(18.0%)	15.6	(11.7%)
Operating Income	28.4	10.5	170.6%	28.2	0.6%

EBITDA Margin	23.9%	16.7%	7.2 p.p.	22.5%	1.4 p.p.
Capex	9.9	15.9	(37.5%)	18.0	(44.9%)
Capex as % of Revenues	5.6%	9.7%	(4.1p.p.)	9.3%	(3.7p.p.)

(1)	Includes intragroup transactions.

PTM’s operating revenues rose by 7.9% y.o.y to Euro 176 million in the first quarter of 2004, primarily as a result of the 14.7% y.o.y increase in revenues from Pay-TV and Cable Internet. EBITDA rose by 54.4% y.o.y in the first quarter of 2004 to Euro 42 million. As a result, EBITDA margin improved by 7.2 p.p. to 23.9% in the first quarter of 2004, underpinned by strong Pay-TV and broadband customer growth, ARPU pick-up, and lower costs namely programming costs.

In the first quarter of 2004, PTM’s capex declined by 37.5% y.o.y to Euro 10 million, equivalent to 5.6% of revenues. EBITDA minus Capex increased from Euro 11 million in the first quarter of 2003 to Euro 32 million in the first quarter of 2004.

Pay-TV and Cable Internet Business (TV Cabo)

In the first quarter of 2004, operating revenues rose by 14.7% y.o.y to Euro 117 million, as a result of the increase in revenues from Pay-TV, broadband Internet and advertising. EBITDA amounted to Euro 41 million, corresponding to an increase of 67.9% y.o.y. EBITDA margin of the Pay-TV and Cable Internet segment in the first quarter of 2004 reached 34.5%, representing a 10.9 p.p. improvement over the same period of last year. This margin performance is explained not only by strong top line growth, but also by the effective cost rationalisation programme, with particular emphasis on the renegotiation of programming contracts and staff reduction.

Capex dropped by 30.2% y.o.y in the first quarter of 2004 to Euro 9 million, equivalent to 7.6% of revenues. The reduction in capex was achieved through a decrease in network spend as rollout is almost complete and a decline in equipment prices. EBITDA minus Capex in the first quarter of 2004 amounted to Euro 32 million compared to Euro 11 million in the first quarter of 2003.

Table 25 – Multimedia Operating Data

	1Q04	1Q03	y.o.y	4Q03	q.o.q

Homes Passed ('000)	2,495	2,405	3.8%	2,472	0.9%
Bi-directional (Broadband Enabled)	2,247	2,084	7.8%	2,221	1.2%
Pay-TV Customers (1) (2) ('000)	1,466	1,346	8.9%	1,442	1.7%
Cable	1,111	1,038	7.0%	1,094	1.6%
DTH	355	308	15.3%	348	1.9%
Net Additions ('000)	24	39	(37.9%)	40	(39.2%)
Churn (%)	14.6	13.5	1.1p.p.	15.3	(0.7
Premium Customers (2) ('000)	1,098	968	13.4%	1,099	(0.1%)
Penetration Rate of Cable (%)	48.9	47.6	1.3p.p.	48.6	0.3p.p.
Pay to Basic Ratio (%)	74.9	71.9	3.0p.p.	76.2	(1.3
Cable Broadband Accesses ('000)	250	162	54.0%	230	8.5%
Blended ARPU (Euro)	24.7	23.4	5.8%	24.6	0.3%
Pay-TV ARPU	20.3	19.8	2.2%	20.4	(0.5%)
Cable Internet ARPU	26.4	30.6	(13.6%)	27.5	(3.8%)

(1)

These figures are related to the total number of Pay-TV basic service customers. PTM's Pay-TV business offers several basic packages, based on different techonogies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.

(2)	These figures include products in temporary promotions, such as the "Try and Buy" promotion.

The rollout of the cable network is almost complete with 2,495 thousand homes passed at the end of March 2004, of which 90.1% are bi-directional and therefore broadband enabled. Approximately 24 thousand Pay-TV customers were added in the first quarter of 2004, reaching 1,466 thousand at the end of March 2004 (1,111 thousand cable and 355 thousand DTH) and representing an 8.9% y.o.y increase.

The number of premium services customers increased by 13.4% y.o.y in the first quarter of 2004 to 1,098 thousand, corresponding to a pay to basic ratio of 74.9%, compared to 71.9% in the first quarter of 2003. Sport TV customers grew by 4.2% y.o.y in the first quarter of 2004 to 432 thousand. The slight decrease registered in the number of other premium channels subscriptions over the fourth quarter of 2003 was essentially due to the end of “Try & Buy” promotions.

The take-up of broadband cable Internet access (Netcabo) continued to increase significantly (+54.0% y.o.y) in the first quarter of 2004, reaching 250 thousand customers. Approximately 20 thousand Netcabo customers were added in the first quarter of the year. The penetration of the Internet service among cable TV subscribers stood at 22.5% at the end of March 2004, which compares with 15.6% a year earlier.

Blended ARPU in the first quarter of 2004 was Euro 24.7, representing an increase of 5.8% over the first quarter of last year. In the first quarter of 2004, Pay-TV ARPU reached Euro 20.3, a 2.2% y.o.y increase. The ARPU of broadband Internet customers in the first quarter of 2004 was Euro 26.4, a 13.6% y.o.y decrease, as a result of the significant increase in the customer base and tougher competition.

Audiovisuals Business

In the first quarter of 2004, operating revenues of the audiovisuals business segment amounted to Euro 26 million, a 3.8% decrease over the same period of last year. This performance is explained by the 45.5% y.o.y decline in consoles and videogames revenues, which offset the increase of 14.1% y.o.y in film distribution revenues and the increase of 31.9% y.o.y in exhibition revenues. EBITDA reached Euro 3 million in the first quarter of 2004, a decrease of 33.7% over the first quarter of 2003, explained in great part due to the recognition of a number of costs as opex upfront. Capex in the first quarter of 2004 totalled Euro 0.4 million, equivalent to 1.7% of revenues.

Media Business

Lusomundo Media posted operating revenues of Euro 35 million in the first quarter of 2004, an increase of 0.9% y.o.y, as a result of the increase in advertising revenues (+12.8% y.o.y) and newspaper circulation revenues (+4.4% y.o.y). Lusomundo Media’s EBITDA increased to Euro 0.5 million in the first quarter of 2004 from a negative Euro 0.1 million in the same period of last year. Capex in the first quarter of 2004 totalled Euro 0.5 million, equivalent to 1.4% of revenues.

12. FIRST QUARTER KEY EVENTS AND RECENT DEVELOPMENTS

  On 22 January 2004, PT reallocated certain operational responsibilities within its Executive Committee. As a result of these changes, Mr. Miguel Horta e Costa, in addition to his role as Group CEO, has also taken on direct responsibility for PT’s wireline business. Mr. Zeinal Bava and Mr. Iriarte Esteves, in addition to their current roles, were also appointed executive vice-presidents of the wireline business. Mr. Bava is now responsible for the residential/SoHo segments and Mr. Esteves for the corporate/wholesale segments of the wireline business. Mr. Carlos Vasconcellos Cruz, is now supervising all of PT’s international businesses, focusing primarily on Vivo in Brazil.

  On 15 March 2004, PT Comunicações (“PTC”) entered into an agreement with the Portuguese Institute for the Consumer’s Defence (“DECO”) that ends the legal dispute between these two entities and upon which several legal proceedings, in 1998 and 1999, were brought against PTC by DECO, pleading for the declaration of the nullity of the tariff plan, which had been approved by the competent authorities and subsequently confirmed by Portuguese Government, and the conviction of PTC to refund the amounts charged as activation fees. Under the terms of this agreement, DECO and PTC reached an alternative solution to refunding the amounts charged as activation fees, whereby certain benefits are granted to consumers.

  Further to the announced share buyback programme, as at 31 March 2004, PT had acquired, on the Euronext Stock Exchange, a total of 43,020,108 treasury shares, or 3.43% of PT’s share capital, at an average price of Euro 7.78 per share. On 1 April 2004, PT sold to ABN all of the treasury stock it had acquired, at an average price of Euro 7.78 per share, which corresponds to the average price for which it had previously acquired the treasury stock. PT also contracted with ABN an equity swap over the shares sold, under the terms of which PT has the option to reacquire these shares. As a result, the above mentioned sale of treasury shares and the related equity swap have not been recognised in PT’s balance sheet in line with the requirements of Generally Accepted Accounting Principles. Following this transaction, as at 16 April 2004, PT had acquired a total of 4,585,000 treasury shares, or 0.37% of PT’s share capital, at an average price of Euro 9.09 per share. In addition to the above mentioned equity swap, PT has other equity swap contracts under the terms of which it has the option to acquire PT shares, equivalent to 2.13% of its share capital, at an average exercise price of Euro 7.74 per share.

  On 2 April 2004, PT’s shareholders approved at the AGM the payment of a cash dividend of Euro 0.22 per share for the year ended 31 December 2003, amounting to Euro 276 million. Shareholders also approved a reduction of PT’s share capital in the nominal amount of up to Euro 125,428,500, to be done under the share buyback programme, through the cancellation of up to 125,428,500 treasury shares, representing 10% of PT’s share capital, and the corresponding amendment to the articles of association.

  On 19 April 2004, TMN became the first mobile operator to launch UMTS in Portugal, with a service that allows customers to make videocalls. The 3G handset function both on GSM/GPRS and UMTS, allowing customers to use all the voice, multimedia and data services already offered by TMN. For data access exclusively, TMN also offers a 3G access card. Initial coverage is in Lisbon and Oporto, and will be extended progressively to cover the whole of Portugal.

  On 26 April 2004, the Portuguese telecommunications regulator (Anacom) and Directorate General for Enterprises (Direcção Geral de Empresas) approved the 2004 fixed telephone service prices proposed by PTC. These prices were set within the Universal Service Convention, complying with a price cap of CPI-2.75%, in terms of average annual change and assuming an inflation range of 1.5% to 2.5% as per the Portuguese State Budget for 2004. The new prices will become effective as of 2 May 2004, with a line rental increase of 2.9% and a decrease of 16.8% and 24.0% in the cost of regional and domestic long distance calls respectively, thereby reinforcing PT’s competitive position in the domestic market.

13. BASIS OF PRESENTATION

PT’s financial results by business segment reflect certain changes to its reportable segments made during 2003, in line with management’s current view of PT’s businesses. PT’s results by business segment for the first quarter of 2003 have been restated to reflect these changes. PT’s business segments are now the following:

•	Wireline Business (PTC, PT Prime and PTM.com), which comprises:
Retail, which comprises:
Fixed Charges – PTC Traffic – PTC ADSL Retail – PTM.com Other ISP revenues – PTM.com
Wholesale – PTC Data & Corporate – PT Prime Other Wireline Revenues, which comprise:
Other Fixed Telephone Service revenues – PTC Sales of Telecommunications Equipment Directories – PTC Portals – PTM.com
•	Domestic Mobile – TMN
•	Brazilian Mobile – Vivo (50% proportionally consolidated)
•	Multimedia – PTM, which comprises:
Pay-TV and Cable Internet – TV Cabo (plus PT Conteúdos) Audiovisuals – Lusomundo Audiovisuais and Lusomundo Cinemas Media – Lusomundo Media Other Multimedia Operations – PTM holding company
•	Other – Other businesses, PT holding company and instrumental companies

This information is also available on PT’s IR website http://ir.telecom.pt.

Contacts:

Zeinal Bava, Group Chief Financial Officer
zeinal.bava@telecom.pt

Francisco Nunes, Group Chief Accounting Officer
francisco.nunes@telecom.pt

Nuno Prego, Group Investor Relations Officer
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351.215001701
Fax: +351.213556623

This release contains forward-looking statements. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTCO.IN and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.